Genenta Science S.p.A.

Tax code 08738490963

NOTICE OF CALL OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

Please note that the **Ordinary and Extraordinary Shareholders' Meeting** of **Genenta Science S.p.A.** has been convened, in accordance with Article 9.5 of the Bylaws, exclusively by teleconference, on June 29, 2026 at 5:00 p.m., on first call, and, if necessary, on June 30, 2026, at 5:30 p.m. and with the same manner, on second call, to resolve on the following

AGENDA

Ordinary session

1. Approval of the financial statements for the fiscal year ended December 31, 2025; inherent and consequent resolutions.

2. Appointment of the Board of Directors; inherent and consequent resolutions.

   2.1 Determination of the number of Board Members;

   2.2 Determination of term of office;

   2.3 Appointment of the Board members;

   2.4 Appointment of the Chairman of the Board of Directors;

   2.5 Determination of the related compensation.

3. Authorization to purchase and dispose of treasury shares pursuant to Articles 2357 and 2357-ter of the Italian Civil Code; inherent and consequent resolutions.

Extraordinary session

1. Amendment to Article 1 of the Company's by-laws to change the corporate name from Genenta Science S.p.A. to Saentra Forge S.p.A.; inherent and consequent resolutions.

2. Grant to the Board of Directors of a delegation pursuant to Article 2443 and Article 2420-ter of the Italian Civil Code to increase the share capital against payment and/or to issue convertible bonds, in one or more tranches and on a divisible basis, up to a maximum amount of Euro 300,000,000, including any share premium, through the issuance of up to no. 120,000,000 new ordinary shares with no par value and with regular dividend entitlement, also with exclusion of pre-emptive rights or on a gratuitous basis, also pursuant to Article 2441, paragraphs 4 and/or 5 and/or 8, of the Italian Civil Code, for a period of five years from the date of the resolution; consequent amendment to Article 6 of the Company's by-laws; inherent and consequent resolutions.

3. Reverse stock split; consequent amendment to Article 6 of the Company's by-laws; inherent and consequent resolutions.

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For information on eligibility to participate in the Shareholders' Meeting, the manner of participation, as well

as the exercise of voting rights, please refer to the relevant documentation available, together with this notice, on the Company's website at www.genenta.com, as well as at the registered office in Milan, via dell'Annunciata, 31. The documentation relating to the items on the agenda will be made available on the aforementioned website as well as at the registered office within the terms required by law.

Milan, May 30, 2026

The Chairman of the Board of Directors

Pierluigi Paracchi